                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)


                             Plains Resources Inc.
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                                (Name of Issuer)

                          Common Stock, $.10 par value
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                         (Title of Class of Securities)

                                  726540 50 6
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                                 (CUSIP Number)

                      Steven J. Paul, Assistant Secretary
                               Shell Oil Company
                              910 Louisiana Street
                              Houston, Texas 77002
                                 (713) 241-4112
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 6, 2003
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            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).
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                                 SCHEDULE 13D/A

CUSIP NO. 726540 50 6


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1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


              Shell Land  & Energy Company
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [  ]
                                                                     (b) [  ]
                           N/A
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3        SEC USE ONLY



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4        SOURCE OF FUNDS


                  OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)
              [  ]


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6        CITIZENSHIP OR PLACE OF ORGANIZATION


                           Delaware
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                           7        SOLE VOTING POWER

 NUMBER OF                          -0-
                           ----------------------------------------------------
  SHARES
                           8        SHARED VOTING POWER
BENEFICIALLY
                                    -0-
 OWNED BY                  ----------------------------------------------------

  EACH                     9        SOLE DISPOSITIVE POWER

 REPORTING                          -0-
                           ----------------------------------------------------
  PERSON                   10      SHARED DISPOSITIVE POWER

   WITH                             -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


              -0-
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              [  ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUN IN ROW (11)


                      -0-
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14       TYPE OF REPORTING PERSON


              CO
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
                                 SCHEDULE 13D/A

CUSIP NO. 726540 50 6


-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Shell Oil Company
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [  ]
                                                              (b) [  ]
                      N/A
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3        SEC USE ONLY



-------------------------------------------------------------------------------
4        SOURCE OF FUNDS


             AF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)
               [  ]


-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION


                           Delaware
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                           7        SOLE VOTING POWER

 NUMBER OF                          -0-
                           ----------------------------------------------------
   SHARES
                           8        SHARED VOTING POWER
BENEFICIALLY
                                    -0-
 OWNED BY                  ----------------------------------------------------

   EACH                    9        SOLE DISPOSITIVE POWER

 REPORTING                          -0-
                           ----------------------------------------------------
  PERSON                   10      SHARED DISPOSITIVE POWER

   WITH                        -0-
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                 -0-
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [  ]

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                 -0-
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON


                 CO
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
ITEM 1.           AMENDMENT.

                  This amendment is being filed for the purpose of giving notice that Shell Land & Energy Company, a Delaware corporation ("SLEC") and Shell Oil Company, a Delaware corporation ("Shell") on June 6, 2003, sold 46,600 shares of Series D Cumulative Convertible Preferred Stock (the "Stock") of Plains Resources Inc. (the "Company") to the Company, for the amount of $23,300,000, plus $253,483.52 representing the pro-rated portion of the current accrued but unpaid dividend which represents 46,600 shares at $500.00 per share which is the face value of the Stock.

                    Additionally, on May 20, 2002, SLEC and Shell sold a Warrant to purchase 150,000 shares of Common Stock of Plains Resources Inc., a Delaware corporation, to Kayne Anderson Energy Fund II L.P., a Delaware limited liability company, for the amount of $404,805. As a result of these transactions, SLEC and Shell no longer own any beneficial ownership interest in any equity security of the Company.

                                   SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct. June 10, 2003.


                                               SHELL LAND & ENERGY COMPANY


                                               By:  /S/ Steve J. Paul
                                               Name:  Steve J . Paul

                                               Title:  Secretary



                                               SHELL OIL COMPANY


                                               By:   /S/ Steve J. Paul
                                               Name:  Steve J. Paul
                                               Title:  Assistant Secretary

                        DIRECTORS AND EXECUTIVE OFFICERS
                          SHELL LAND & ENERGY COMPANY


NAME AND BUSINESS ADDRESS           CITIZENSHIP           POSITION

J. R. Eagan                         U.S.A.                Director
200 N. Dairy Ashford                                      Chairman
Houston, Texas 77479                                      President

J. R. Crossman                      U.S.A.                Director
200 N. Dairy Ashford                                      Treasurer
Houston, Texas 77479

W. T. Mooney                        U.S.A.                Director
910 Louisiana Street                                      Vice-President
Houston, Texas 77002

S. J. Paul                          U.S.A.                Secretary
910 Louisiana Street
Houston, Texas 77002

Kenetta D. Joseph                   U.S.A.                 Asst. Secretary
910 Louisiana Street
Houston, Texas 77002




                        DIRECTORS AND EXECUTIVE OFFICERS
                               SHELL OIL COMPANY



NAME AND BUSINESS ADDRESS           CITIZENSHIP           POSITION

Robert F. Daniell                   U.S.A.                Director
910 Louisiana Street
Houston, Texas 77002

M. F. Keeth                         U.S.A.                Director
910 Louisiana Street
Houston, Texas 77002

Vilma S. Martinez                   U.S.A.                Director
910 Louisiana Street
Houston, Texas 77002

A. Y. Noojin, III                   U.S.A.                Director
910 Louisiana Street
Houston, Texas 77002

R. M. Restucci                      U.S.A.                Director
910 Louisiana Street
Houston, Texas 77002

R. J. Routs                         U.S.A.                Director
910 Louisiana Street                                      President
Houston, Texas 77002

General Gordon R. Sullivan          U.S.A.                Director
910 Louisiana Street
Houston, Texas 77002

Philip B. Watts                     U.S.A.                Director
910 Louisiana Street                                      Chairman
Houston, Texas 77002

R. J. Decyk                         U.S.A.                Sr. Vice President
910 Louisiana Street
Houston, Texas 77002

P. M. Dreckman                      U.S.A.                Vice President
910 Louisiana Street                                      General Tax Counsel
Houston, Texas 77002

J. R. Eagan                         U.S.A.                Vice President
910 Louisiana Street                                      CFO
Houston, Texas 77002

C. A. Lamboley                      U.S.A.                Sr. Vice President
910 Louisiana Street                                      General Counsel
Houston, Texas 77002                                      Corp. Secretary

S. E. Ward                          U.S.A.                Vice President
910 Louisana Street
Houston, Texas 77002

G. R. Hullinger                     U.S.A.                Controller
910 Louisana Street                                       Treasurer
Houston, Texas 77002

W. G. Hougland                      U.S.A.                Asst. Secretary
910 Louisiana Street
Houston, Texas 77002

K. D. Joseph                        U.S.A.                Asst. Secretary
910 Louisiana Street
Houston, Texas 77002

S. J. Paul                          U.S.A.                Asst. Secretary
910 Louisiana Street
Houston, Texas 77002

E. C. Deal                          U.S.A.                Asst. Controller
910 Louisiana Street
Houston, Texas 77002

A. M. Nolte                         U.S.A.                Asst. Treasurer
910 Louisiana Street
Houston, Texas 77002

C. K. Potter                        U.S.A.                Asst. Treasurer
910 Louisiana Street
Houston, Texas 77002
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                               INDEX TO EXHIBITS


         Exhibit 1         -        Stock Purchase Agreement